HEADLINERS ENTERTAINMENT GROUP, INC.
                           501 Bloomfield Avenue
                            Montclair, NJ 07042
                               973-233-1233

May 9, 2006

Messeret Nega
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

    Re: Headliners Entertainment Group, Inc.
        Registration Statement on Form SB-2
        Registration File No.: 333-130081

Dear Ms. Nega:

     The undersigned, Headliners Entertainment Group, Inc., respectfully requests that the effective date of its Registration Statement on Form SB-2, as above-captioned, be accelerated, and that such Registration Statement be permitted to become effective at 9:30 A.M. Eastern Time on May 10, 2006 or as soon thereafter as possible.

     The undersigned, on behalf of Headliners Entertainment Group, Inc., acknowledges that:

     * should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
     * the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Headliners Entertainment Group, Inc. from its full responsibility for the adequacy or the accuracy of the disclosure in the filing; and
     * Headliners Entertainment Group, Inc. may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                   Yours truly,

                                   HEADLINERS ENTERTAINMENT GROUP, INC.


                                   By:/s/Eduardo Rodriguez
                                   ----------------------------------
                                   Eduardo Rodriguez
                                   Chief Executive Officer